PROSPECT CAPITAL CORPORATION
10 East 40th Street, 44th Floor
New York, New York 10016

September 10, 2010

VIA EDGAR
Kevin Rupert, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prospect Capital Corporation
Preliminary Proxy Statement Filed on September 2, 2010

Dear Mr. Rupert:

We are in receipt of oral comments provided by you on September 7, 2010 to Carmine Lekstutis of Skadden, Arps, Slate, Meagher & Flom LLP regarding Prospect Capital Corporation's (the "Company") preliminary proxy statement filed on September 2, 2010.

We have considered your comments and have made the responses and amendments to the Company's proxy statement discussed below.  For ease of reference, we have included your comments below followed by our responses.  In addition, we confirm to you that the Company's 2010 proxy statement is substantially similar to the Company's 2009 proxy statement, except that the 2010 proxy statement includes a voting item for the ratification of auditors and also includes additional disclosure as required by recent proxy rule changes (i.e., the experience, qualifications, attributes and/or skills of the various directors, etc…).

Per your instructions, we are filing this response letter for your review prior to filing a revised proxy statement.  Please contact Rick Prins (212-735-2790) or Carmine Lekstutis (212-735-2132) to confirm that these responses are satisfactory and that we may proceed with filing our definitive proxy statement.  We would like to file the definitive proxy statement on September 17, 2010.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to

Prospect Capital Corporation
September 10, 2010

disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Comments

Comment 1:   Please ensure that the information under "Security Ownership of Beneficial Owners and Management" is as of the most recent practicable date.

Response:  Your comment is noted.  The Company will provide the required information as of the most recent practicable date.

Comment 2:   Please include a statement that Mr. Graham D.S. Anderson's resignation from the Board of Directors was not as a result of a disagreement with the Company.

Response:  The following statement has been added under the section entitled "Proposal I: Election of Directors" in response to your comment:

Mr. Anderson’s resignation did not relate to any disagreements with the Board or management of the Company.

Comment 3:   The subsection in the proxy statement entitled "Corporate Governance—Director Independence" briefly discusses the Board of Director independence requirements of the NASDAQ Stock Market.  In addition to this discussion, please include a brief discussion of the Board of Director independence requirements of the Investment Company Act of 1940 (the "1940 Act").

Response: The requested changes have been made.  The revised disclosure reads as follows:

The 1940 Act and the NASDAQ rules require that the Company's Board of Directors consist of at least a majority of independent directors. Under the 1940 Act, in order for a director to be deemed independent, he or she, among other things, generally must not: own 5% or more of the voting securities or be an officer or employee of the Company or of an investment advisor or principal underwriter to the Company; control the Company or an investment advisor or principal underwriter to the Company; be an

Prospect Capital Corporation
September 10, 2010

officer, director or employee of an investment advisor or principal underwriter to the Company; be a member of the immediate family of any of the foregoing persons; knowingly have a direct or indirect beneficial interest in, or be designated as an executor, guardian or trustee of an interest in, any security issued by an investment advisor or principal underwriter to the Company; be a partner or employee of any firm that has acted as legal counsel to Company or an investment advisor or principal underwriter to the Company during the last two years; or have certain relationships with a broker-dealer or other person that has engaged in agency transactions, principal transactions, lent money or other property to, or distributed shares on behalf of the Company.  Under NASDAQ rules, in order for a director to be deemed independent, our Board of Directors must determine that the individual does not have a relationship that would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  On an annual basis, each member of our Board of Directors is required to complete an independence questionnaire designed to provide information to assist the Board of Directors in determining whether the director is independent under the 1940 Act and the NASDAQ rules. Our Board of Directors has determined that each of our directors, other than Messrs. Barry and Eliasek, is independent under the 1940 Act and the applicable NASDAQ rules.

Comment 4:   Please revise the first sentence in the paragraph immediately above the recent share price table on page 20 of the proxy statement to make clear that the market price of the Company's shares may be less than NAV per share, regardless of the performance of the Company's underlying investments.

Response: We have revised the disclosure as requested.  The sentence now reads as follows:

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares, regardless of the performance of the BDC's investments.

Comment 5:   Please include disclosure that describes the Board of Directors' views on how sales of common stock at prices below NAV per share may impact the market price of the Company's common stock.

Prospect Capital Corporation
September 10, 2010

Response:  We note that the proxy statement contains the following disclosure under the subsection entitled "Reasons to Offer Common Stock Below NAV Per Share" on page 21 of the proxy statement:

[T]he Board believes that the Company’s sales of common stock at less than NAV per share during 2010 provided the Company with capital strength and flexibility and contributed to the strengthening of the Company’s stock price.

We have expanded upon this disclosure by adding the following sentence:

The Board believes that sales of common stock at less than NAV per share in the future could have either a positive or negative effect on the Company's stock price depending on a variety of factors, including the Company's use of the proceeds of such sales.

Comment 6:   We note that the Company's proxy statement allows for two methods of stockholder approval with respect to sales of common stock below NAV per share.  With respect to the second method of approval listed (i.e., approval under Section 23 of the 1940 Act), please discuss whether you believe it is good business practice for a business development company to issue shares below NAV under Section 23 instead of Section 63 (e.g., not requiring a majority of independent board members to approve the issuance).

Response:  The 1940 Act provides business development companies with two separate pathways for conducting sales of common stock below NAV per share.  One pathway is under Section 23 and the other is under Section 63.  The Company believes that providing the option to make use of either pathway, as allowed for by the 1940 Act, is good business practice.  In fact, the Company believes that having the flexibility to access the capital markets is essential to the Company's continued growth and its ability to increase its distribution rate.  Accordingly, the Company wants to ensure that is has continued access to the capital markets.  Providing stockholders with both options to approve Proposal III helps achieve this.  In addition, it should be noted that the Board of Directors of the Company, including a majority of the independent Directors, approved the proposal to offer shares of the Company's common stock at prices below NAV per share (whether under Section 23 or Section 63) as being in the best interests of the Company and its stockholders and recommended it to the stockholders for their approval.

Prospect Capital Corporation
September 10, 2010

We note that if stockholders approve Proposal III in accordance with Section 63 the Company will not adjourn the meeting to also solicit votes under Section 23.  However, in the instance that stockholder approval is not obtained under Section 63, the Company will look at whether stockholder approval was obtained under Section 23.

Comment 7:   The proxy contains the following disclosure: "We believe that a rights offering might result in raising additional equity at a lower price per share than an offering done as a result of this proposal, because a rights offering requires a long registration process and marketing period which might result in greater share price erosion."  Please clarify whether this also means that a rights offering results in a greater discount to NAV per share than a common stock offering below NAV per share.

Response:  The requested changes have been made.  The disclosure has been revised to read as follows:

A rights offering may be at a greater discount to NAV per share than an offering of our common stock at a price below our NAV per share because, among other things, a rights offering requires a long registration process and marketing period which might result in greater share price erosion.  As such,we believe that having the ability to issue our common stock below NAV per share in

Prospect Capital Corporation
September 10, 2010

accordance with the terms of this proposal would, in many instances, be preferable to such an issuance pursuant to a rights offering.

Comment 8:   Page 23 of the proxy statement, under the subsection entitled "Impact On Existing Stockholders Who Do Participate in the Offering," contains disclosure regarding the impact an offering below NAV may have on existing stockholders who participate in such an offering.  With respect to this disclosure, please make clear that existing stockholders who participate in an offering below NAV will experience dilution on their existing shares.  In particular, we recommend the following language [in bold and italics] to the following paragraph:

Existing stockholders who buy more than such percentage will experience NAV per share dilution on their existing shares but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in average NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering.

Response:  The requested changes have been made.

Comment 9:   Please delete the words "increases and" from the following sentence, which appears on page 23 of the proxy statement in the section discussing the impact an offering below NAV may have on existing stockholders who participate in such an offering:  "These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share."

Response:  The requested changes have been made.

Comment 10:  With respect to the dilution tables appearing on pages 23 and 24 of the proxy statement, please add disclosure that makes clear the tables reflect the effect that an offering below NAV may have on NAV but not the effect such an offering may have on market price.

Response:  The following disclosure has been added after the dilution tables:

The tables above provide hypothetical examples of the impact that an offering at a price less than NAV per share may have on the NAV per share of existing stockholders who do and do not participate in such

Prospect Capital Corporation
September 10, 2010

an offering.  However, the tables above do not show and are not intended to show any potential change in market price that may occur from an offering at a price less than NAV per share and it is not possible to predict any potential market price change that may occur from such an offering.

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Prospect Capital Corporation
September 10, 2010

If you have any questions or comments or require any additional information in connection with the above, please telephone Richard Prins at (212) 735-2790 or Carmine Lekstutis at (212) 735-2132.

Sincerely,

Prospect Capital Corporation

/s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary